SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

(Mark One):

XX ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to _____________

Commission file number 000-20739

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
                 FIRST FEDERAL SAVINGS 401(k) PLAN
                 301 Fairway Drive
                 Bloomington, IL  61701

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
                 EAGLE BANCGROUP, INC.
                 301 Fairway Drive
                 Bloomington, IL  61701

First Federal Savings 401(k) Plan
Comparative Statement of Net Assets Available for Benefits
(Unaudited)

                                                     December 31,
                                                  1999          1998
ASSETS
Eagle BancGroup, Inc. common stock                   -         65,114
Shares of registered investment companies       794,677       482,701

     Total Investments                          794,677       547,815

Cash                                                 -            409
Money market funds                                8,440         4,318

Participant contributions receivable              4,226        11,194
Employer contributions receivable                28,697        23,918

     Total Contributions Receivable              32,943        35,112

Net Assets Available for Benefits               836,040       587,654

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1999

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
 Shares of
   registered
   investment
   companies               -        -    50,814    1,356  111,518   24,064
 Total Investments         -        -    50,814    1,356  111,518   24,064

Cash                       -        -        -        -        -        -
Money market funds         -     8,440       -        -        -        -

Participant                -        -        84       26      582      104
Employer                   -        -       748      255    4,171      726
 Total Contributions
  Receivable               -        -       832      281    4,753      830
Net Assets
 Available for
 Benefits                  -     8,440   51,646    1,637  116,271   24,894

December 31, 1999, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           61,362   71,665   37,670      204   15,899   31,579
 Total Investments     61,362   71,665   37,670      204   15,899   31,579

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -        -

Participant               281      511      342        8      154      305
Employer                2,474    3,580      913      100      969    1,721
 Total Contributions
  Receivable            2,755    4,091    1,255      108    1,123    2,026

Net Assets
 Available for
 Benefits              64,117   75,756   38,925      312   17,022   33,605

December 31, 1999, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           85,202   95,279   55,615   11,795  140,655  794,677
 Total Investments     85,202   95,279   55,615   11,795  140,655  794,677

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -     8,440

Participant               440      592      458       86      253    4,226
Employer                2,984    4,390    3,243      388    2,035   28,697
 Total Contributions
  Receivable            3,424    4,982    3,701      474    2,288   32,923

Net Assets
 Available for
 Benefits              88,626  100,261   59,316   12,269  142,943  836,040

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
(Unaudited)

December 31, 1998

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
ASSETS
Eagle BancGroup,
   Inc. common
   stock               65,114       -        -        -        -        -
 Shares of
   registered
   investment
   companies               -        -    42,745      566   51,271   12,678
 Total Investments     65,114       -    42,745      566   51,271   12,678

Cash                      409       -        -        -        -        -
Money market funds         -     4,318       -        -        -        -

Participant                -        -       244       -     2,010      185
Employer                   -        -       754       -     3,379      609
 Total Contributions
  Receivable               -        -       998       -     5,389      794
Net Assets
 Available for
 Benefits              65,523    4,318   43,743      566   56,660   13,472

December 31, 1998, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -        -
Shares of
   registered
   investment
   companies           52,246   58,269   29,110       -    12,122   20,609
 Total Investments     52,246   58,269   29,110       -    12,122   20,609

Cash                       -        -        -        -        -        -
Money market funds         -        -        -        -        -        -

Participant               634    1,297      720       -       195      782
Employer                2,346    3,089      600       -       757    1,499
 Total Contributions
  Receivable            2,980    4,386    1,320       -       952    2,281

Net Assets
 Available for
 Benefits              55,226   62,655   30,430       -    13,074   22,890

December 31, 1998, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
ASSETS
Eagle BancGroup,
   Inc. common
   stock                   -        -        -        -        -    65,114
Shares of
   registered
   investment
   companies           52,577   53,109   43,409    7,445   46,545  482,701
 Total Investments     52,577   53,109   43,409    7,445   46,545  547,815

Cash                       -        -        -        -        -       409
Money market funds         -        -        -        -        -     4,318

Participant               985    1,922    1,333       99      788   11,194
Employer                2,473    3,752    2,541      300    1,819   23,918
 Total Contributions
  Receivable            3,458    5,674    3,874      399    2,607   35,112

Net Assets
 Available for
 Benefits              56,035   58,783   47,283    7,844   49,152  587,654

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1999

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Unrealized Appreciation
 (Depreciation) on
 Investments           12,965      255    2,411      384   52,589    7,039

Contributions:
 Participant               -     2,287    2,938      370   15,162    2,547
 Employer                  -        -       748      255    4,171      726
Total Contributions        -     2,287    3,686      625   19,333    3,273

Total Additions        12,965    2,542    6,097    1,009   71,922   10,312

Deductions:
 Forfeitures               -    (1,627)      -        -       298       79
 Benefits paid to
  participants         17,330       -     1,580       -    18,466    2,669
Total Deductions       17,330   (1,627)   1,580       -    18,764    2,748

Interfund transfers   (61,158)     (47)   3,386       62    6,453    3,858

Net Assets Available
 for Benefits:
Beginning of Period    65,523    4,318   43,743      566   56,660   13,472

End of Period              -     8,440   51,646    1,637  116,271   24,894

For the Year Ended December 31, 1999, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Unrealized Appreciation
 (Depreciation) on
 Investments             (404)  (3,000)   3,049       20     (944)   3,326

Contributions:
 Participant            6,922   12,617    4,346      192    3,032    5,341
 Employer               2,473    3,580      914      100      969    1,721
Total Contributions     9,395   16,197    5,260      292    4,001    7,062

Total Additions         8,991   13,197    8,309      312    3,057   10,388

Deductions:
 Forfeitures               -       263       -        -       112      121
 Benefits paid to
  participants          4,164   12,060       -        -     3,266    4,286
Total Deductions        4,164   12,323       -        -     3,378    4,407

Interfund transfers     4,064   12,227      186       -     4,269    4,734

Net Assets Available
 for Benefits:
Beginning of Period    55,226   62,655   30,430       -    13,074   22,890

End of Period          64,117   75,756   38,925      312   17,022   33,605

For the Year Ended December 31, 1999, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Unrealized Appreciation
 (Depreciation) on
 Investments           27,453   25,945    5,011    2,480   96,643  235,222

Contributions:
 Participant           10,633   15,654   10,988    1,380    8,095  102,504
 Employer               2,984    4,390    3,243      388    2,035   28,697
Total Contributions    13,617   20,044   14,231    1,768   10,130  131,201

Total Additions        41,070   45,989   19,242    4,248  106,773  366,423

Deductions:
 Forfeitures              107      228      245       -       174       -
 Benefits paid to
  participants         10,683   14,465   13,646       -    16,579  119,194
Total Deductions       10,790   14,693   13,891       -    16,753  119,194

Interfund transfers     2,311   10,182    6,682      177    3,771    1,157

Net Assets Available
 for Benefits:
Beginning of Period    56,035   58,783   47,283    7,844   49,152  587,654

End of Period          88,626  100,261   59,316   12,269  142,943  836,040

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1998

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Unrealized Appreciation
 (Depreciation) on
 Investments            4,216      194    2,319       95    5,848    1,459

Contributions:
 Participant            1,880    1,532    2,799       -    15,483    2,097
 Employer                  -        -       754       -     3,379      609
Total Contributions     1,880    1,532    3,553       -    18,862    2,706

Total Additions         6,096    1,726    5,872       95   24,710    4,165

Deductions:
 Forfeitures               -    (1,214)      11       -       223       18
 Benefits paid to
  participants             -     1,450    5,510       -     3,558    1,785
Total Deductions           -       236    5,521       -     3,781    1,803

Interfund transfers        -       938    3,649       -    (2,192)     731

Net Assets Available
 for Benefits:
Beginning of Period    59,427    1,890   39,743      471   37,923   10,379

End of Period          65,523    4,318   43,743      566   56,660   13,472

For the Year Ended December 31, 1998, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Unrealized Appreciation
 (Depreciation) on
 Investments            3,068    2,039    4,020       -     1,605     (797)

Contributions:
 Participant            6,696   11,638    4,693       -     2,668    6,347
 Employer               2,346    3,089      600       -       757    1,499
Total Contributions     9,042   14,727    5,293       -     3,425    7,846

Total Additions        12,110   16,766    9,313       -     5,030    7,049

Deductions:
 Forfeitures               45      143       -        -        29       32
 Benefits paid to
  participants          2,674    6,131       -        -     2,509    3,106
Total Deductions        2,719    6,274       -        -     2,538    3,138

Interfund transfers     3,691      339       -        -      (799)  (2,276)

Net Assets Available
 for Benefits:
Beginning of Period    42,144   51,824   21,117       -    11,381   21,255

End of Period          55,226   62,655   30,430       -    13,074   22,890

For the Year Ended December 31, 1998, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Unrealized Appreciation
 (Depreciation) on
 Investments            5,668     (110)   8,732    1,683   22,953   62,992

Contributions:
 Participant           10,472   15,170   10,892    1,244    7,901  101,512
 Employer               2,473    3,752    2,541      300    1,819   23,918
Total Contributions    12,945   18,922   13,433    1,544    9,720  125,430

Total Additions        18,613   18,812   22,165    3,227   32,673  188,422

Deductions:
 Forfeitures              156      185      183       -       189       -
 Benefits paid to
  participants          2,626    4,372    4,777       -     1,952   40,450
Total Deductions        2,782    4,557    4,960       -     2,141   40,450

Interfund transfers    (1,100)   1,538   (3,420)     (76)     (85)     938

Net Assets Available
 for Benefits:
Beginning of Period    41,304   42,990   33,498    4,693   18,705  438,744

End of Period          56,035   58,783   46,283    7,844   49,152  587,654

See accompanying notes.

First Federal Savings 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits
(Unaudited)

For the Year Ended December 31, 1997

                       Fund 1   Fund 2   Fund 3   Fund 4   Fund 5   Fund 6
Unrealized Appreciation
 (Depreciation) on
 Investments           12,109       -     1,965       62    3,185    2,108

Contributions:
 Participant            2,740       -     2,676       -    11,024    1,907
 Employer                  -        -     1,314       -     3,472      744
Total Contributions     2,740       -     3,990       -    14,496    2,651

Total Additions        14,849       -     5,955       62   17,681    4,759

Deductions:
 Forfeitures               -      (372)     (73)      -      (210)     (47)
 Benefits paid to
  participants             55      719      853    1,674    3,718      798
Total Deductions           55      347      780    1,674    3,508      751

Interfund transfers        -       544       -        -        -        -

Net Assets Available
 for Benefits:
Beginning of Period    44,633    1,693   34,568    2,083   23,750    6,371

End of Period          59,427    1,890   39,743      471   37,923   10,379

For the Year Ended December 31, 1997, continued

                       Fund 7   Fund 8   Fund 9  Fund 10  Fund 11  Fund 12
Unrealized Appreciation
 (Depreciation) on
 Investments            2,022   10,748    2,362      566     (267)   3,763

Contributions:
 Participant            5,994    8,864    2,543      650    2,531    4,262
 Employer               2,335    3,367      600       -     1,073    2,010
Total Contributions     8,329   12,231    3,143      650    3,604    6,272

Total Additions        10,351   22,979    5,505    1,216    3,337   10,035

Deductions:
 Forfeitures             (156)    (191)     (78)     (22)     (59)    (108)
 Benefits paid to
  participants            487    3,761       -        -     1,107    1,303
Total Deductions          331    3,570      (78)     (22)   1,048    1,195

Interfund transfers        -        -     4,918    (4,918)     -        -

Net Assets Available
 for Benefits:
Beginning of Period    32,124   32,415   10,616    3,680    9,092   12,415

End of Period          42,144   51,824   21,117       -    11,381   21,255

For the Year Ended December 31, 1997, continued

                      Fund 13  Fund 14  Fund 15  Fund 16  Fund 17    Total
Unrealized Appreciation
 (Depreciation) on
 Investments            5,077    4,643    7,760      656   (1,100)  55,659

Contributions:
 Participant            9,262   10,704    7,626      849    6,665   78,297
 Employer               2,494    3,726    2,692      282    1,725   25,834
Total Contributions    11,756   14,430   10,318    1,131    8,390  104,131

Total Additions        16,833   19,073   18,078    1,787    7,290  159,790

Deductions:
 Forfeitures             (209)    (215)    (149)     (26)    (135)  (2,050)
 Benefits paid to
  participants          5,998    3,785    3,473      464    1,666   29,861
Total Deductions        5,789    3,570    3,324      438    1,531   27,811

Interfund transfers        -        -        -        -        -       544

Net Assets Available
 for Benefits:
Beginning of Period    30,260   27,487   18,744    3,344   12,946  306,221

End of Period          41,304   42,990   33,498    4,693   18,705  438,744

See accompanying notes.

First Federal Savings 401(k) Plan
Notes to Financial Statements

NOTE 1. DESCRIPTION OF THE PLAN

     The following description of the First Federal Savings 401(k) Plan (the 'Plan') provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

     The Plan is a profit sharing plan with a cash or deferred arrangement established in accordance with the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of ERISA. Substantially all employees of First Federal Savings are covered by the plan. David R. Wampler, President of First Federal Savings, is Trustee of the Plan. Mr. Wampler was named Trustee on October 29, 1999 following the resignation of Donald L. Fernandes, who had been Chairman of the Board and CEO of First Federal Savings and Trustee of the Plan.

	Eagle BancGroup, Inc., First Federal Savings parent company, was acquired by First Busey Corp. on October 29, 1999. As a result of this transaction, First Federal Savings 401(k) plan was terminated as of January 1, 2000. No contributions for the year 2000 will be allowed in the plan. All participant accounts will be rolled over into the First Busey Corp. Profit Sharing Plan and Trust pending favorable determination by the IRS of the income tax treatment of the proposed rollover transaction. The rollover transaction is expected to occur in the year 2000.

ELIGIBILITY

     Each employee of First Federal Savings was eligible to participate in the Plan on the next January 1 or July 1 following or coinciding with the employee attaining the age of twenty and one-half years and completing six months of service. As of January 1, 2000, there were 49 employees eligible to participate in the Plan with 37 employees actually participating. Since the Plan was terminated as of January 1, 2000, no additional participants will be allowed in the Plan.

CONTRIBUTIONS

     Participants could elect to reduce pretax compensation from 1 to 15% and have that amount contributed to the Plan. Rollover contributions from other plans could also be made subject to approval of the Plan Administrator and to compliance with IRS regulations. In addition, the Board of Directors of First Federal Savings elected to make matching contributions to the Plan to eligible participants on the last day of the fiscal year. For 1999 and 1998, First Federal Savings matched 100% of the first $250 and 50% of the next $1,500 of eligible participant contributions. Participants elected their contribution percentage when initially eligible to participate and could modify or terminate their contribution percentage as of the first day of each calendar quarter thereafter. Since the Plan was terminated as of January 1, 2000, no contributions will be made to plan for the year 2000.

PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions, First Federal Savings' matching and discretionary contributions and Plan earnings.

VESTING

     Since the Plan was terminated as of January 1, 2000, all participants became fully vested in all funds in their respective account. Prior to that, participants were at all times fully vested in their contributions and the earnings thereon and fully vested in employer contributions and earnings thereon after six years of qualified service based on vesting 20% after each of the second through sixth years of qualified service. A year of qualified service was earned in each 12 month period in which the participant completed at least 501 hours of service. Generally, vesting was also accelerated upon retirement or due to death or disability of the participant.

PLAN ADMINISTRATOR

     As of January 1, 1998, the Plan Administrator changed from Bankers Systems Inc. to McGladrey & Pullen, LLP. Plan investments, with the exception of Eagle BancGroup, Inc. common stock, are maintained by First Mercantile Trust Company. Investments in Eagle BancGroup, Inc. common stock were maintained by the plan trustee. Bankers Systems Inc. had been Plan Administrator since 1996.

INVESTMENT OPTIONS

     Participants could elect to direct the investment of any or all of their accounts under the Plan. Prior to September, 1998, participants could invest up to 50% of their account in the common stock of Eagle BancGroup, Inc., the holding company that owned First Federal Savings until October 29, 1999.
After September, 1998, no new purchases of Eagle stock were allowed but previously purchased shares were held in participant accounts until all Eagle shares were redeemed in November, 1999. Participants could also invest in any combination of 16 mutual funds directed by various registered investment companies offered through First Mercantile Trust Company. Since the Plan was terminated as of January 1, 2000, participants have not been allowed to change their account investments, which remain at First Mercantile pending rollover
to the First Busey Corporation Profit Sharing Plan and Trust.   The fund
numbers listed as part of the following brief fund descriptions correspond to the financial statements presented in this report.

     Fund 1: Eagle BancGroup, Inc. Common Stock

     Fund 2: First Mercantile Money Market Fund

     Fund 3: LaSalle National Trust - guaranteed investment contracts

     Fund 4: Simms Capital - global stock funds

     Fund 5: Navellier & Associates - growth stocks

     Fund 6: Miller/Howard Investments - utilities

     Fund 7: Colony Capital - government bonds

     Fund 8: Trinity Investment Management - value stocks

     Fund 9: Highland Capital Management - growth stocks and bonds

     Fund 10: Sector Capital - core stocks

     Fund 11: T. Rowe Price - international bonds

     Fund 12: Rorer Asset Management - value stocks

     Fund 13: Brandes Investment Partners - international equity

     Fund 14: Frontier Capital Management - growth stocks

     Fund 15: Rittenhouse - large growth stocks

     Fund 16: Roger Engemann & Associates - growth stocks

     Fund 17: Amerindo Investment Advisors - bio-tech stocks

Participants may change their investment options quarterly.

PAYMENT OF BENEFITS

     Benefits payable to a participant include the sum of their salary deferral, rollover contributions, vested share of employer contributions and net earnings on the investment of such amounts through the date of valuation. Benefits are payable to participants as a result of termination of employment, death or under certain hardship conditions. Following termination of employment or death, benefits can be paid in a lump sum, in two or more annual installments, in a nontransferable annuity contract or rolled into another qualified plan. If the vested portion of the Participant's account is less than $3,500, payment is generally made in a lump sum. If the vested portion of the Participant's Accounts exceeds $3,500, no distribution generally will be made if the Participant has not attained age 65 unless the Participant consents to an earlier distribution.

     Benefits will be paid to the designated beneficiary in the event of a Participant's death. If married, the Participant's spouse shall be the beneficiary unless the spouse has agreed to another beneficiary.

     Participants could be permitted to make a withdrawal of their contributions and employer contributions, not including earnings on such funds, under certain conditions, including payment of medical expenses, purchase of a principal residence and payment of tuition and related fees for post secondary education. Certain conditions had to be met before such withdrawals and participant contributions were suspended for twelve months following such withdrawals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared on the accrual basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

     Shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statement of changes in net assets available for benefits as unrealized appreciation or depreciation of investments. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the investment company at year end. Investment in Eagle BancGroup, Inc. common stock was carried at quoted market prices prior to October 29, 1999, when all shares were redeemed following First Busey's cash acquisition of Eagle.

WITHDRAWALS AND FORFEITURES

     Participants who withdrew from the Plan forfeited any unvested amounts in their accounts. Forfeiture amounts were allocated to all other participants in addition to any amounts contributed by the Employer.

ADMINISTRATIVE EXPENSES

     Administrative expenses are generally paid by the Employer.

NOTE 3. INVESTMENTS

     The Plan Administrator holds the Plan's investments and executes all of the Plan's transactions related to all funds except the Eagle BancGroup, Inc. common stock. Transactions related to Eagle BancGroup, Inc. common stock were executed by PrimeVest Financial Services, Inc. ('PrimeVest') at the direction of the Plan Trustee. PrimeVest maintained the holdings of Eagle BancGroup, Inc. common stock prior to the October 29, 1999 redemption of Eagle stock. Financial information with respect to investments held at December 31, 1997 and 1996 was provided by First Mercantile Trust Company and PrimeVest. The financial information presented has not been audited by independent auditors. Investments that represent 5% or more of the Plan's net assets are identified with an asterisk (*).

     First Mercantile Trust Company continually monitors the performance of the registered investment companies. As results warrant, holdings may be moved from an underforming registered investment company to a new registered investment company with the same primary investment strategy (i.e. government bonds, growth stocks, etc.). In 1999, two such changes were made. Fund 10 was changed from Thompson, Seigel & Walmsley to Sector Capital and Fund 12 was changed from Boston Partners to Rorer Asset Management.

December 31, 1999                                      Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Common Stock:
Fund 1-Eagle BancGroup stock       0.00       -0-       -0-         -0-
     (no participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*  2637.80    43,590    50,814       7,224
     (11 participants)

Fund 4-Simms Capital              39.01       814     1,356         542
     (3 participants)

Fund 5-Navellier & Associates*  1645.18    54,842   111,518      56,676
     (26 participants)

Fund 6-Miller/Howard Investments 690.41    14,459    24,064       9,605
     (16 participants)

Fund 7-Colony Capital*          3416.51    56,755    61,362       4,607
     (10 participants)

Fund 8-Trinity Investment Mgt*  3458.72    62,752    71,665       8,913
     (35 participants)

Fund 9-Highland Capital Mgt     1163.61    27,344    37,670      10,326
     (5 participants)

Fund 10-Sector Capital             7.52       184       204          20
     (1 participant)

Fund 11-T. Rowe Price           1425.01    15,637    15,899         262
     (16 participants)

Fund 12-Rorer Asset Mgt         1046.14    25,808    31,579       5,771
     (19 participants)

Fund 13-Brandes Investment*     3491.57    49,021    85,202      36,181
     (33 participants)

Fund 14-Frontier Capital Mgt*   2389.95    64,367    95,279      30,912
     (34 participants)

Fund 15-Rittenhouse*            1020.25    40,203    55,615      15,412
     (27 participants)

Fund 16-Roger Engemann & Assoc   396.02     6,655    11,795       5,140
     (4 participants)

Fund 17-Amerindo Investment
          Advisors*              458.52    32,402   140,655     108,253
     (25 participants)

Total Investments                         494,833   794,677     299,843

December 31, 1998                                      Fair   Appreciation
                                  Units      Cost     Value  (Depreciation)
Common Stock:
Fund 1-Eagle BancGroup stock*   3052.50    31,161    57,616      26,455
     (11 participants)

Registered Investment Companies:
Fund 3-LaSalle National Trust*  2340.92    37,745    42,746       5,001
     (10 participants)

Fund 4-Simms Capital              23.91       408       566         157
     (1 participant)

Fund 5-Navellier & Associates*  1523.26    41,436    51,271       9,835
     (25 participants)

Fund 6-Miller/Howard Investments 548.89     9,209    12,677       3,468
     (17 participants)

Fund 7-Colony Capital*          2886.86    46,677    52,246       5,568
     (9 participants)

Fund 8-Trinity Investment Mgt*  2675.02    44,000    58,269      14,269
     (33 participants)

Fund 9-Highland Capital Mgt      984.76    21,834    29,110       7,276
     (4 participants)

Fund 10-Thompson, Siegel &
          Walmsley                 -           -         -           -
     (no participants)

Fund 11-T. Rowe Price            998.60    10,727    12,122       1,395
     (16 participants)

Fund 12-Boston Partners          773.34    17,445    20,609       3,164
     (19 participants)

Fund 13-Brandes Investment*     3244.98    40,781    52,577      11,797
     (32 participants)

Fund 14-Frontier Capital Mgt*   1912.21    45,651    53,110       7,459
     (33 participants)

Fund 15-Rittenhouse*             887.69    28,534    43,409      14,875
     (25 participants)

Fund 16-Roger Engemann & Assoc   322.64     4,785     7,445       2,660
     (3 participants)

Fund 17-Amerindo Investment
          Advisors               493.78    24,906    46,545      21,639
     (26 participants)

Total Investments                         378,230   487,019     108,789

NOTE 4. INCOME TAX STATUS

     The Internal Revenue Service had ruled that the Plan qualified under
Section 401(a) of the Internal Revenue Code and was, therefore, not subject to tax under present income tax laws. Once qualified, the Plan was required to operate in conformity with the Internal Revenue Code to maintain its qualification. Neither the Plan Administrator nor the Plan Trustee is aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

     The First Busey Corporation Profit Sharing Plan and Trust is also a qualified plan. Participant accounts rolled from the Plan to the First Busey plan are not expected to be subject to tax under present income tax laws.

NOTE 5. TRANSACTIONS WITH PARTIES-IN-INTEREST

     On October 29, 1999, Eagle BancGroup, Inc., parent of First Federal Savings, was acquired for cash by First Busey Corp. In November, 1999, 2,376 shares of Eagle owned by the Plan were redeemed and the proceeds were rolled into the other registered investment companies in the Plan. Prior to the redemption, 839.50 shares were distributed to participants who had withdrawn from the Plan earlier in 1999. No shares were purchased by the Plan in 1999 as the Plan ceased to allow participants to purchase Eagle stock after September, 1998. In 1998, 163 shares of Eagle were purchased by the Plan and no shares were distributed.

NOTE 6. PLAN TERMINATION

     As previously noted, as of January 1, 2000, the Plan has been terminated. All participants are considered fully vested as of the termination date. Participant accounts will be rolled into the First Busey Corporation Profit Sharing Plan and Trust subject to regulatory approval.


First Federal Savings 401(k) Plan
Schedule of Reportable Transactions
Year Ended December 31, 1999
(Unaudited)

Item 27(d)


Category (i) - Single transaction in excess of 5% of plan assets

Description of   Purchase   Selling     Average       Net      Net Gain
     Asset         Price     Price       Cost      Proceeds     or Loss

2,376 shares of
Eagle BancGroup,
  Inc. stock     $10.83/sh  $25.74/sh   $25,726     $61,158     $35,432

NOTE: This transaction represents the final redemption of participant holdings in Eagle BancGroup, Inc. stock following Eagle's purchase by First Busey Corporation.

Category (ii) - Series of transactions other than securities transactions

                             NONE

Category (iii) - A series of transactions in excess of 5% of plan assets

                             NONE

Category (iv) - Transactions with or in conjunction with a person if any single transaction with that person is in excess of 5%

                             NONE






SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.


                                       FIRST FEDERAL SAVINGS 401(K) PLAN

DATE: June 30, 2000                    /S/ David R. Wampler
                                       --------------------
                                       DAVID R. WAMPLER
                                       Trustee